UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25375L206

(CUSIP Number)

Michael Bogdan

Post Road Special Opportunity Fund II LP

2 Landmark Square, Suite 207

Stamford, Connecticut 06901

(203) 518-8460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25375L206		Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,057,958(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,057,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,057,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On December 20, 2021, Post Road Special Opportunity Fund II LP (the “Fund”) assigned (the “Assignment”) to Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”) all of the Fund’s right to exercise approximately 6.65% of a warrant (the “Warrant”) previously issued to the Fund by Digerati Technologies, Inc. (the “Issuer”), which Warrant was exercisable into 70,760,673 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), immediately prior to the Assignment. The approximately 6.65% of the Warrant assigned by the Fund to the Offshore Fund in the Assignment is exercisable by the Offshore Fund at any time into 4,702,715 shares of Common Stock. Prior to the Assignment, the Offshore Fund held warrants previously issued to it by the Issuer, which warrants were exercisable into 36,940,506 shares of Common Stock immediately prior to the Assignment. As a result of the Assignment and as of the date of this Amendment No. 3 to Schedule 13D, (i) the Fund holds the Warrant, which Warrant is exercisable at any time into 66,057,958 shares of Common Stock; and (ii) the Offshore Fund holds warrants issued by the Issuer (the “Offshore Warrant”), which Offshore Warrant is exercisable at any time into 41,643,221 shares of Common Stock.

SCHEDULE 13D
CUSIP No. 25375L206		Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II Offshore LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,643,221(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,643,221

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,643,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents the 41,643,221 shares of Common Stock into which the Offshore Fund may exercise at any time the Offshore Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road SOF GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant and the Offshore Warrant held by the Fund and the Offshore Fund, respectively.

SCHEDULE 13D
CUSIP No. 25375L206		Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant and the Offshore Warrant held by the Fund and the Offshore Fund, respectively.

SCHEDULE 13D
CUSIP No. 25375L206		Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Bogdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant and the Offshore Warrant held by the Fund and the Offshore Fund, respectively.

SCHEDULE 13D
CUSIP No. 25375L206		Page 7 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant and the Offshore Warrant held by the Fund and the Offshore Fund, respectively.

This Amendment No. 3 to Schedule 13D is filed to amend Items 4, 5 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 to the Schedule 13 filed with the SEC on March 17, 2021 and Amendment No. 2 to the Schedule 13 filed with the SEC on July 13, 2021 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

SCHEDULE 13D
CUSIP No. 25375L206		Page 8 of 10

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 20, 2021, Post Road Special Opportunity Fund II LP (the “Fund”) assigned (the “Assignment”) to Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”) all of the Fund’s right to exercise approximately 6.65% of a warrant (the “Warrant”) previously issued to the Fund by Digerati Technologies, Inc. (the “Issuer”), which Warrant was exercisable into 70,760,673 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), immediately prior to the Assignment. The approximately 6.65% of the Warrant assigned by the Fund to the Offshore Fund in the Assignment is exercisable by the Offshore Fund at any time until November 17, 2030 at an exercise price of $0.01 per share into 4,702,715 shares of Common Stock . The approximately 6.65% of the Warrant was assigned by the Fund to the Offshore Fund in the Assignment for consideration equal to that which the Fund originally paid to the Issuer for such portion of the Warrant.

Prior to the Assignment, the Offshore Fund held a warrant previously issued to it by the Issuer, which warrant was exercisable into 36,940,506 shares of Common Stock immediately prior to the Assignment. As a result of the Assignment and as of the date of this Amendment No. 3 to Schedule 13D, (i) the Fund holds the Warrant, which Warrant is exercisable at any time (including within 60 days of the Record Date (as defined below)) into 66,057,958 shares of Common Stock; and (ii) the Offshore Fund holds warrants issued by the Issuer (collectively, the “Offshore Warrant” and, together with the Warrant, the “Warrants”), which Offshore Warrant is exercisable at any time (including within 60 days of the Record Date) into an aggregate of 41,643,221 shares of Common Stock. Each of the Warrants is exercisable into shares of Common Stock until November 17, 2030 at an exercise price of $0.01 per share.

The foregoing description of the Assignment does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons expect that the Company will issue a replacement warrant to the Fund to purchase 66,057,958 shares of Common Stock and a new warrant to the Offshore Fund to purchase the 4,702,715 shares of Common Stock assigned to it pursuant to the Assignment, which warrants will be substantively equivalent to the Warrant. The form of warrants held by the Fund and the Offshore Fund were previously filed by the Reporting Persons as Exhibits 99.2 and 99.3 to Amendment No. 2 to the Schedule 13D, filed with the SEC on July 13, 2021.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentages of ownership indicated in this Schedule 13D are calculated based on 139,138,039 shares of Common Stock outstanding as of December 17, 2021 (the “Record Date”), as provided by the Company.

As of the date of this Schedule 13D, the Warrants held by the Fund and the Offshore Fund are exercisable into an aggregate of 107,701,179 shares (the “Warrant Shares”) of Common Stock (66,057,958 shares of which are exercisable by the Fund pursuant to the Warrant, and 41,643,221 of which are exercisable by the Offshore Fund pursuant to the Offshore Warrant). The Warrant Shares, if issued, would have constituted approximately 43.6% of the Issuer’s outstanding shares as of the Record Date.

As of the date of this Schedule 13D, each Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Warrant Shares as follows:

(i) The Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 66,057,958 shares of Common Stock into which the Warrant may be exercised at any time, which, if issued, would have constituted approximately 32.2% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

SCHEDULE 13D
CUSIP No. 25375L206		Page 9 of 10

(ii) The Offshore Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 41,643,221 shares of Common Stock into which the Offshore Warrant may be exercised at any time, which, if issued, would have constituted approximately 23.0% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

(iii) Post Road SOF GP II LLC, a Delaware limited liability company (the “General Partner”), as the general partner of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.6% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The General Partner disclaims beneficial ownership of the Warrant Shares for all other purposes.

(iv) Post Road Group LP, a Delaware limited partnership registered as an investment adviser with the SEC (the “Manager”), as the investment advisor of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.6% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The Manager disclaims beneficial ownership of the Warrant Shares for all other purposes.

(v) Each of Michael Bogdan and Kevin C. Davis, as the Managing Partner of each of the General Partner and the Manager, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 43.6% of the Issuer’s outstanding Shares as of the Record Date. Each of Mr. Bogdan and Mr. Davis disclaims beneficial ownership of the Warrant Shares for all other purposes.

(b) The Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 66,057,958 shares of Common Stock into which the Warrant is exercisable. The Offshore Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 41,643,221 shares of Common Stock into which the Offshore Warrant it holds is exercisable. The General Partner, the Manager and each of Mr. Bogdan and Mr. Davis may be deemed to share with (i) the Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 66,057,958 shares of Common Stock into which the Warrant is exercisable; and (ii) the Offshore Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 41,643,221 shares of Common Stock into which the Offshore Warrant is exercisable.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, as amended, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Assignment, dated December 20, 2021, executed by Post Road Special Opportunity Fund II LP.

SCHEDULE 13D
CUSIP No. 25375L206		Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2021

Post Road Special Opportunity Fund II LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Special Opportunity Fund II Offshore LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road SOF GP II LLC

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Group LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

By:	/s/ Michael Bogdan
Name:	Michael Bogdan

By:	/s/ Kevin C. Davis
Name:	Kevin C. Davis